FULLCIRCLE REGISTRY, INC.

161 ALPINE DRIVE

SHELBYVILLE, KENTUCKY 40065

PHONE:  (502) 410-4500  FAX (502) 633-6163

February 12, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:

FullCircle Registry, Inc. (the “Company”)

Response to Letter from SEC dated July 16, 2008

Registration Statement on Form S-1 filed 7/1/2008

File No. 333-51918

To Whom It May Concern:

The following letter has been prepared in response to the Securities and Exchange Commission’s (the “Commission”) letter of July 16, 2008, requesting of certain items with regard to the Form S-1 registration statement filed by the Company on July 1, 2008.

The company will file Amendment No. 1 to Form S-1 contemporaneously with the filing of this letter.  The following clarifications have been made to Amendment No. 1 pursuant to the Commission’s request:

1.

The Commission Commented: “We note that you have not included a plan of distribution describing how you intend to offer your securities.  You will need to expand your disclosure to include the information required under Item 508 of Regulation S-K.  Please also note that information relating to your plan of distribution will need to be provided throughout your registration statement on the cover page of the prospectus as well as within the risk factors, use of proceeds section, selling security holders section, and business section.”

Response:  A new section entitled “Plan of Distribution and Terms of Offering” has been added to Amendment No. 1 beginning at page 17.  This section contains the disclosures required by Item 508 of Regulation S-K.  In addition, information relating to the plan of distribution has been added throughout the registration statement, including to the cover page of the prospectus, the business section and to the risk factors section.

FullCircle Registry, Inc.

File No. 333-51918

February 12, 2009

2.

The Commission Commented:  A customer database represents $369,000 or almost 99% of your assets.  You disclosed that the fair market value of this customer database was determined based on the book value of your equity investment in American Medical Pharmaceutical Outlet, an entity that ceased business operations in 2007.  It is unclear from your disclosures how the book value of your equity investment in American Medical Pharmaceutical Outlet approximates the fair market value of this database or the valuation method used to determine the fair market value of the customer database.  Please refer to Appendix A of SFAS 141 and revise your disclosures.”

Response:  In September of 2008 the Company engaged the firm of Potter and Company, LLP to perform a valuation of the customer database.  On January 26, 2009 the valuation was provided showing the value of the database asset to be $541,332 which exceeds the book value of $368,746 less accumulated depreciation of $6,146.   The valuation report accompanies this letter.

3.

The Commission Commented:   “Please take note that disclosures relating to your current business and future business plans requires substantial enhancement and clarification.  Please refer to Item 101 of Regulation S-K.”

Response:  The current business and future business plans have been significantly enhanced and expanded through Amendment No. 1.

Please feel free to contact us or our attorney, Matthew D. Watkins at (502)589-4215, if you have any questions with regard to the responses contained herein.

Sincerely,

/s/ Norman L. Frohreich

Norman L. Frohreich, President

FULL CIRCLE REGISTRY, INC.
&
AMERICAN MEDICAL PHARMACEUTICAL OUTLET, INC.

BUSINESS COMBINATION
SFAS STATEMENT NO. 141 FAIR VALUE MEASUREMENT

December 31, 2007

POTTER
POTTER & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS • CONSULTANTS

500 W. Jefferson Street, Suite 1600 • Louisville, KY 40202 • 502.584.1101 • 502.584.4960 fax • www.mspotter.com
Offices in Louisville and Lexington

December 31, 2008

Mr. Norman Frohreich, CEO
Full Circle Registry, Inc.
161 Alpine Drive
Shelbyville, KY 40065

Dear Mr. Frohreich,

At your request, we were engaged to assist Full Circle Registry, Inc. (FCR) in allocating the purchase price of its acquisition of American Medical Pharmaceutical Outlet, Inc. (AMPO) as of December 31, 2007. The valuation was performed for financial statement reporting purposes. We have not provided specific fair value measurements for any assets or liabilities other than the database.

Purpose of Engagement

According to Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 141, Business Combinations, all business combinations completed on or after June 30, 2001, must be accounted for by the purchase method of accounting. Under purchase accounting, all assets acquired, including goodwill and other intangible assets, are to be recorded on the financial statements at fair value.

FASB Statement No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria, (1) the contractual legal criterion or (2) the separability criterion. The Statement also requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid for assets acquired and liabilities assumed by major balance sheet category.

An intangible asset is recognized separately from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations). If an intangible asset does not arise from contractual or other legal rights, it is recognized individually only if it can be separated from the acquired entity and sold, transferred, licensed, rented, or exchanged.

Full Circle Registry, Inc. received notice from the Securities Exchange Commission (SEC) in a letter dated July 16, 2008, that the company's disclosures with respect to the Securities Act of 1933, were not sufficient. The letter states:

An independent member firm of MOORE STEPHENS INTERNATIONAL LIMITED

Full Circle Registry, Inc.
December 31, 2008
Page two

Our analysis addresses the concerns expressed by the SEC letter.

Standard of Value

According to the definitions in Appendix F of FASB Statement No. 141, the standard of value to be used in the application of purchase accounting rules is fair value. Fair value is defined as:

> The amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Appendix A, paragraph 11 of FASB Statement No. 141, states, "If an acquired intangible asset does not arise from contractual or other legal rights, paragraph 39 requires that it be recognized as an asset apart from goodwill only if it is separable – that is, it is capable of being separated or divided from the acquiring entity and sold, transferred, licensed, rented, or exchanged (the separability criterion). Exchange transactions provide evidence that an intangible asset is separable from the acquired entity and might provide information that can be used to estimate its fair value. An acquired intangible asset meets the separability criterion if there is evidence of exchange transactions for that type of asset or an asset of similar type (even if those exchange transactions are infrequent and regardless of whether the acquiring entity is involved in them). For example, customer and subscriber lists are frequently leased and thus meet the separability criterion. Even if an entity believes its customer lists have different characteristics than other customer lists, the fact that customer lists are frequently leased generally means that the acquired entity's customer list meets the separability criterion."

Appendix A, paragraph 18 of FASB Statement No. 141, states, "A customer list consists of information about customers such as their name and contact information. A customer list may also be in the form of a database that includes other information about the customers such as their order history and demographic information. A customer list does not generally arise from contractual or other legal rights. However, customer lists are valuable and are frequently leased or exchanged. Therefore, an acquired customer list would meet the separability criterion for recognition apart from goodwill. An acquired customer list would not meet that criterion, however, if the terms of confidentiality or other agreements prohibit an entity from selling, leasing, or otherwise exchanging information about its customers."

Guidance in fair value measurements provided in FASB Statement No. 142, Goodwill and Other Intangible Assets, indicates that quoted market prices in active markets are

Full Circle Registry, Inc.
December 31, 2008
Page three

the best evidence of fair value and should be used as the basis for measurement, if available. If quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of using other fair value measurement techniques. Our analysis considered these key issues.

Sources of Information

Information was obtained through discussions with management of Full Circle Registry, financial statements, and other relevant documents, and through outside research. Internally prepared financial data and other information provided by management have been accepted without further verification as correctly reflecting the results of operations and the financial and business conditions of the company. We have not performed an audit, review or compilation of financial statements in the capacity of certified public accountants under standards promulgated by the American Institute of Certified Public Accountants (AICPA). Our work cannot be relied upon to discover errors, irregularities, or illegal acts.

As part of the fair value measurement process, prospective financial information was created and provided by FCR management and represented as being management's best estimate of future results. Our work does not constitute an examination, compilation or an agreed upon procedures assignment as described in AT sec. 301, "Financial Forecasts and Projections" (AICPA, Professional Standards, AT sec. 301). Accordingly, FCR understands and accepts that Potter & Company, LLP has not been employed in the capacity of examining certified public accountants (CPAs) and has not therefore expressed any form of assurance on the achievability of the forecasts or the reasonableness of the underlying assumptions beyond what is generally accepted under the standards common to the business fair value measurement profession. Please refer to Appendix A, "Assumptions and Limiting Conditions," for the statement of assumptions and limiting conditions under which this appraisal was prepared.

Fair Value Analysis

It is our understanding that this appraisal will provide FCR with its allocation of AMPO's purchase price for financial statement reporting purposes. It is inappropriate to use this fair value measurement report for financing or for any purpose other than financial statement reporting purposes. Potter & Company, LLP is not responsible for any unauthorized use of this report.

Our investigation included a review and analysis of the available information, including historical financial statements, prospective financial information, and discussions with management concerning the history and nature of the business, and a study of the economic status and prospects of the business.

Full Circle Registry, Inc.
December 31, 2008
Page four

As of December 31, 2007, Full Circle Registry, Inc. received the customer database of American Pharmaceutical Outlet, Inc. in exchange for its 50 percent equity investment in the company. This asset represented all of the assets of AMPO. No tangible assets were acquired. No liabilities were assumed. FCR's equity investment at cost was $368,746.

Fair value measurement methodologies are classified into one of three approaches, the asset or cost approach, the income approach and the market approach. In any fair value measurement analysis, all three approaches must be considered. The approach or approaches most relevant are then utilized to value the asset.

The asset approach bases value on the cost of replacing or reproducing an asset, with adjustment for physical, functional and economic depreciation. The market approach seeks to determine the value of an asset through comparison with market information, such as actual sales of similar items. The income approach bases value primarily upon the future economic returns an asset can reasonably be expected to generate.

We considered each approach for establishing the fair value of the intangible asset of AMPO. Since we were able to determine a lease rate for medical records such as those acquired by FCR, in our opinion the relief from royalty method under income approach is the most appropriate for valuing this asset.

The only asset acquired by FCR in its acquisition of AMPO was its customer database. The value of this list is represented by the after tax present value of the avoided cost of leasing this asset.

SK&A Healthcare Information Solutions offers mailing lists of users of prescription drugs. The lease rate of their lists for users of individual drugs is $0.50 per record for single uses or $1.80 per record annually for unlimited use. The history of the database acquired by FCR shows the average subscriber purchased 2.4 prescriptions through the service provided by AMPO on a quarterly basis. We therefore determined a suitable avoided yearly lease rate of $259,200. ($1.80 per record x 2.4 records x 60,000 records). We adjusted this rate by 3 percent per year to account for expected inflation going forward.

We determined a five year life for the database to be the most appropriate. The FCR customer database is made up of senior citizens. The life expectancy of the average customer is therefore less than were the list made of a cross section of the US population as a whole. Additionally, because medical insurance reimbursements rates from insurance and government programs change yearly and are difficult to predict longer term, we feel predictions beyond a five year period would not be reliable.

In order to keep the database current, FCR will need to perform periodic maintenance. We reduced the avoided lease cost by five percent to account for this maintenance.

Full Circle Registry, Inc.
December 31, 2008
Page five

A rational investor faces various alternatives for investing funds. Each investment must compensate for the amount of time the funds are invested, the expected rate of inflation over the investment time horizon, and the relative uncertainty of expected future returns. The higher the risk, the higher the expected return.

We estimated the cost of FCR's capital through the buildup method. The buildup method employs market rates of return and risk premiums, including a risk free rate, an equity risk premium, and a company specific risk premium. Since our analysis is based on a long term investment horizon, we chose as proxy for the risk free rate the yield to maturity of a long term (20 year) US Treasury Bond, 4.5 percent at December 31, 2007.

Equity risk premiums are quantified on a yearly basis and published by Duff & Phelps, LLC (D&P). D&P calculates long term equity risk premiums as the total annual rates of return from common stocks less the long term rates of return on 20 year US Treasuries. The equity risk premium is stratified into 25 portfolios based upon their relative sizes. D&P uses eight different measures of size to report.

These size measures are:

1. Market value of common equity
2. Book value of common equity
3. 5-year average net income
4. Market value of invested capital
5. Total assets
6. 5-year average EBITDA
7. Sales
8. Number of employees

D&P presents the results of its study as a geometric average return, arithmetic average return, and smoothed average risk premium. We employed the smoothed average risk premium in our model. This reduces the likelihood of outliers at the bottom end of the range exerting undue influence on the risk premium. We averaged the results of the measures to arrive at a size weighted equity risk premium of 12.7 percent.

A company specific risk premium is also warranted to reflect risks specific to FCR. In comparison with the universe of publicly traded companies, an investment in FCR carries with it additional risks. A few of the factors making FCR somewhat more risky than its average public company counterpart is its thinner depth of management, lack of access to public bond markets and short company history. Based on these and other factors, we determined a company specific risk premium of 4.0 percent to be appropriate for valuing the customer list of FCR.

The buildup method results in a total estimated cost of equity capital of approximately 21.2 percent. (See Exhibit 2)

Full Circle Registry, Inc.
December 31, 2008
Page six

The sum of the discounted after tax savings of the avoided lease is $497,543. To this we add the sum of $43,789, representing the present value of yearly amortization expense for income tax purposes under Internal Revenue Code Section 197, the income tax benefit from amortizing the cost of the database. We then arrived at the concluded fair value of the customer database of $541,332. (See Exhibit 3)

Conclusion

The concluded fair value is greater than the cost of the acquisition. For financial reporting purposes the acquisition cannot be stated at more than its cost. The implied fair value of the customer database is therefore the cost of the acquisition, $368,746. The implied fair value of goodwill related to the acquisition is $0.

Our estimate of the fair value of the identifiable intangible assets acquired by FCR as part of its acquisition of American Medical Pharmaceutical Outlet, Inc. as of December 31, 2007, is as follows:

Customer database	$368,746
Goodwill	0
Total identifiable intangible assets	$368,746

Fair Value Measurement Certification

We certify that, to the best of our knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is our personal, unbiased professional analyses, opinions and conclusions.
- We have no present or prospective interest in the business or property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.
- Our compensation is fee based and is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the outcome of the valuation, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

Full Circle Registry, Inc.
December 31, 2008
Page seven

- The economic and industry data included in the valuation report have been obtained from various printed or electronic reference sources that the valuation analyst believes to be reliable. The valuation analyst has not performed any corroborating procedures to substantiate that data.

- Our, analyses, opinions, conclusions and this report were developed in conformity with the 2008 American Institute of Certified Public Accountants Statement on Standards for Valuation Services No. 1 and the 2008-2009 Uniform Standards of Professional Appraisal Practice.

- This report was prepared under the direction of W. Thomas Cooper, CPA/ABV with significant professional assistance from Richard Southward, CPA/ABV. Both Mr. Cooper and Mr. Southward are Certified Public Accountants licensed in the State of Kentucky and are accredited in business valuation by the American Institute of Certified Public Accountants.

Potter & Company, LLP, an independent fair value measurement firm, has no present or contemplated future interest in the subject company, and we have no personal interest or bias with respect to the parties involved. The fair value measurement opinion stated herein is valid only for the express purpose stated within and is effective as of the report date.

Sincerely,

POTTER & COMPANY, LLP

W. Thomas Cooper, CPA/ABV
Partner

Assumptions and Limiting Conditions

The primary assumptions and limiting conditions pertaining to the value estimate stated in this report are summarized below. Other assumptions are cited elsewhere in this report.

1. The fair value measurement may not be used in conjunction with any appraisal or study. The value conclusion stated in this appraisal is based on the program of utilization described in the report, and may not be separated into parts. The appraisal was prepared solely for the purpose, function and party identified in the report. The appraisal report may not be reproduced, in whole or in part, and the findings of the report may not be used by a third party for any purpose, without the express written consent of the appraiser.

2. No change of any item in the appraisal report shall be made by anyone other than the fair-value measurement specialist, and we shall have no responsibility for any such unauthorized change.

3. The working papers for this engagement are being retained in our files and are available for your reference. We would be available to support our fair value conclusions should this be required. Those services would be performed for an additional fee.

4. Neither all nor part of the contents of the report shall be disseminated or referred to the public without the prior written consent and approval of the fair value measurement specialist.

5. Management is assumed to be competent and the ownership to be in responsible hands, unless noted elsewhere in this report. The quality of business management can have a direct effect on the value of the business. The financial forecast contained in the fair value measurement assumes both responsible ownership and competent management.

6. Unless otherwise stated no effort has been made to determine the possible effect, if any, on the subject business due to future federal, state or local legislation, including any interpretations thereof.

7. Events and circumstances frequently do not occur as expected and there will usually be differences, and those results may be material. Accordingly, to the extent that any information used in this analysis and report requires adjustment, the resulting fair value would be different.

8. Any decisions to purchase, sell, or transfer any interest or asset in Full Circle Registry, Inc. shall be your sole responsibility, as well as the structure to be utilized and the price to be accepted.

9. Any forecasts of future events described in this report represent the general expectancy concerning such events at the measurement date. These future events may or may not occur as anticipated, and actual operating results may vary from those described in our report.

Assumptions and Limiting Conditions (continued)

10. The selection of a transaction price requires consideration of factors beyond the information we will provide or have provided. An actual transaction involving the subject business or asset might be concluded at a higher or lower value, depending on the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time.

11. All facts and data set forth in our report are true and accurate to the best of the valuator's knowledge and belief. During the course of the fair value measurement we have considered information provided by management and other third parties. We believe these sources to be reliable, but no further responsibility is assumed for their accuracy.

12. We have conducted interviews with the management of Full Circle Registry, Inc. concerning the past, present and future operating results of the company.

13. The fair value measurement study is intended solely for the use by the management of Full Circle Registry, Inc. in connection with the purchase price allocation related to the acquisition of the customer database of American Medical Pharmaceutical Outlet, Inc. and should not be used for any other purpose or distributed to third parties, in whole or in part, without the express written consent of the fair value measurement specialist.

14. Our report is based on historical and prospective information provided to us by management and other third parties. This information has not been audited, reviewed or compiled by us, nor has it been subjected to any type of audit, review or compilation procedures by us, nor have we audited, reviewed or compiled the books and records of the companies. Had we audited, reviewed or compiled the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided. Accordingly, we take no responsibility for the underlying data presented or relied upon in this report.

15. All recommendations as to the fair value are presented as the valuator's conclusion based on the facts and data set forth in this report. Our fair value measurement judgment, shown herein, pertains only to the subject assets, the stated value standard, as at the stated measurement date, and only for the stated fair value measurement purpose. They apply to this fair value measurement report only, and may not be used out of the context presented herein.

16. In all matters that may be potentially challenged by the Securities Exchange Commission, a court or the Internal Revenue Service, we do not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenge. We will, however, retain our supporting work papers for your matter(s) and will be available to assist in active defense of our professional positions taken, at our then current rates, plus direct expenses, and according to our then current standard professional agreement.

QUALIFICATIONS OF PRINCIPAL APPRAISER

W. THOMAS COOPER

Personal:
Born April 8, 1943 in Danville, Virginia

Attended Colorado College. Graduated from the University of Louisville, Bachelor of Science in Commerce, 1966.

Military service - U.S. Army Reserves, 1966 -1972, Honorable Discharge, Sergeant First Class, Intelligence.

Certified Public Accountant - 1969.

Accredited in Business Valuation (ABV) – 1999.

Employment History:
Frerman & Smiley, 1965 - 1981. Admitted as a partner in 1970. Final position - Administrative Vice-President.

Potter & Company, LLP, 1982 - present. Current position – Partner, Louisville office; Managing Partner 1983 - 1998.

Professional Activities:
Kentucky Society of Certified Public Accountants. Prior service - Chairman, Federal Taxation Committee. Member Board of Directors 1973 -1980; Treasurer 1976 -1977; President-Elect 1977 -1978; President 1978 -1979. Member of the Executive Committee, various committees. Kentucky Institute on Federal Taxation - Trustee, 1984 - present.

American Institute of Certified Public Accountants. Prior service: Benevolent Fund 1998 - 2004, President 2001 - 2004; Trustee, AICPA Foundation 2001-2004; Board of Directors 1994 - 1997; Management of an Accounting Practice Committee 1988 - 1994, chairman 1991 - 1994; Governing Council 1977 - 1978, 1979 - 1982, 1989 - 1992; Special Committee on Small and Medium Sized Firms 1978 -1981; Executive Committee of the Private Companies Practice Section 1980 -1986, Chairman 1982 -1984; Various other committees.

Louisville Estate Planning Council - March, 1986 - Present.

The Institute of Business Appraisers - Member, 1992 - Present.

Other:
Discussion leader and Lecturer for Kentucky Society of CPAs and American Institute of CPAs Continuing Education Courses. Speaker at various American Institute of CPAs National Conferences, and various state societies' of CPAs meetings.

Lecturer for various other organizations including the University of Kentucky's Accounting and Taxation in the Horse Industry and the University of Kentucky Law School's Annual Family Practice Conference.

Areas of Concentration:
Individual and Business Taxation, Mergers, Acquisitions and Reorganizations, Estate Planning Administration, Business Valuation, Legal Support Services, Management Advisory Services.

QUALIFICATIONS OF CONTRIBUTING APPRAISER

RICHARD J. SOUTHWARD

Accredited in Business Valuation (ABV)
Certified Public Accountant – Kentucky.
Member of Business Valuation, Litigation Support Team

Education:

Bachelor of Science in Business Administration, majors in Finance and Accounting, University of Louisville, 1998.

Continuing Education:

CPE courses in business valuations through the American Institute of Certified Public Accountants, Kentucky and Indiana Societies of CPA's, and American Society of Appraisers (Candidate Member): successfully completed the Accredited Business Valuation exam administered through the American Society of Certified Public Accountants

Experience:

Prudential Securities, January 1997 thru January 1999, research assistant.

H & R Block, January 1998 thru February 1998, tax preparer.

Kanani Financial Services, February 1997 thru January 1998, various duties.

Potter & Company, LLP, January 1999 to present, Manager.

Memberships:

American Institute of Certified Public Accountants

Kentucky Society of Certified Public Accountants

American Society of Appraisers, Candidate Member

ESOP Association

Areas of Concentration:

Valuation of Businesses, Legal Support Services, Individual and Business Taxation, Audits of Qualified & Non-qualified Retirement Plans.

Exhibit 1

FULLCIRCLE REGISTRY, INC.
SFAS 141 Fair Value Measurement
Fair Value Conclusion
December 31, 2007

1	Calculated fair value of customer database	541,332
2	Cost of acquisition	368,746
3	Implied fair value of database	368,746
4	Implied fair value of goodwill	0

Exhibit 2

FULLCIRCLE REGISTRY, INC.
SFAS 141 Fair Value Measurement
Equity Cost of Capital
December 31, 2007

1	Risk-free rate	4.5%	(a)
2	Size weighted equity risk premium	12.7%	(b)
3	Average market return at valuation date	17.2%	
4	Other risk factors	4.0%	
5	Total equity rate (k_e)	21.2%	

(a) 20 Year U.S. Treasury Coupon Bond Yield as of 12/31/07
(b) Duff & Phelps Risk Premium Report, 2008

Companies ranked by market vlaue of equity (25)	13.6%
Companies ranked by book value of equity (25)	12.1%
Companies ranked by 5-Year average net income (25)	13.0%
Companies ranked by market value of invested capital (25)	13.1%
Companies ranked by total assets (25)	12.4%
Companies ranked by 5-year average EBITDA (25)	12.7%
Companies ranked by sales (25)	12.0%
Companies ranked by number of employees (25)	12.4%
Average of factors	12.7%
(Size rank out of 25 tranches)

Exhibit 3

FULLCIRCLE REGISTRY, INC.
SFAS 141 Fair Value Measurement
Customer Database Value
December 31, 2007

			2008	2009	2010	2011	2012
1	Net revenues		298,080	596,160	894,240	1,490,400	2,086,560
2	Avoided cost to lease database		259,200	266,976	274,985	283,235	291,732
3	Operating costs		(12,960)	(13,349)	(13,749)	(14,162)	(14,587)
4	Pre-tax cost avoided		246,240	253,627	261,236	269,073	277,145
5	Less: taxes @ 40%		98,496	101,451	104,494	107,629	110,858
6	After tax savings		147,744	152,176	156,742	161,444	166,287
7	Periods to discount		0.5	1.5	2.5	3.5	4.5
8	PV factor	21.2%	0.908341	0.749456	0.618363	0.510200	0.420957
9	PV of avoided cost		134,202	114,049	96,923	82,369	70,000
10	Sum of PVs		497,543				
11	Section 197 (a)		43,789				
12	Concluded fair value		541,332				

(a)	Present value of amortization of tax benefit	
	Years remaining	15
	Discount rate	21.2%
	Yearly tax benefit of amortization ($368,746/15yrs*40% tax rate)	9,833
	Present value of 15 years deduction	43,789